UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Calumet Specialty Products Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
131476103
(CUSIP Number)
The Heritage Group
Attention: John Vercruysse, Controller
5400 W. 86th Street
Indianapolis, Indiana 46268-0123
(317) 228-8314
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS The Heritage Group

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		10,982,209 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		885,294 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,982,209 (1)

WITH	10	SHARED DISPOSITIVE POWER

885,294 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,867,533 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN
(1) Of these Common Units, 1,200,000 are now owned by The Heritage Group Investment Company, LLC (“Investment LLC”). Investment LLC is under common ownership with the Reporting Person. The Reporting Person, although not the owner of the Common Units, serves as the Manager of Investment LLC, and in that capacity has sole voting and dispositive power over the Common Units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Investment LLC except to the extent of the Reporting Person’s pecuniary interest therein.
(2) These units are owned by Calumet, Incorporated (“Calumet Inc.”). The Reporting Person is an indirect shareholder of Calumet Inc., and these units represent the Reporting Person’s proportionate interest in Calumet Inc.’s units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Calumet Inc. except to the extent of the Reporting Person’s pecuniary interest therein.

EXPLANATORY NOTE
This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements certain portions of the Schedule 13D that was filed with the Securities and Exchange Commission on May 9, 2008 and amended on May 20, 2008, May 23, 2008 and March 3, 2009 (File No. 005-81723; Accession No: 0000908834-09-000094) (as amended thereby, the “Schedule 13D”) by The Heritage Group, a general partnership formed under the laws of the State of Indiana (the “Reporting Person”), with respect to the Common Units Representing Limited Partner Interests (“Common Units”) of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Common Units and subordinated units representing limited partner interests (the “Subordinated Units”) of the Issuer originally acquired by the Reporting Person were obtained from the Issuer as consideration for the assets and liabilities that the Reporting Person contributed to the capital of the Issuer in connection with the Issuer’s initial public offering of Common Units (the “Offering”), as registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. Subsequently, the Reporting Person has used its working capital to acquire Common Units in the open market. In addition, subject to the satisfaction of certain conditions, the Subordinated Units acquired by the Reporting Person in connection with the Offering were convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the Partnership Agreement, which is incorporated herein by reference. On February 14, 2011, the Issuer satisfied the last of these financial tests and, on February 16, 2011, all of the 6,581,373 Subordinated Units, 832,803 Subordinated Units and 1,342,401 Subordinated Units (614,417 Subordinated Units of which are beneficially owned by the Reporting Person) held by the Reporting Person, the Heritage Group Investment Company, LLC and Calumet, Incorporated, respectively, converted into Common Units on a one-for-one basis. For more information on the Subordinated Units, see the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., as amended, which is attached as Exhibits B, C and D to this Schedule 13D.
The Common Units owned directly by any of the grantor trusts were acquired by the grantor trusts with available cash of that particular trust and by conversion, on February 16, 2011, of all of the outstanding Subordinated Units of the Issuer then-held by such grantor trusts into Common Units on a one-for-one basis.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
Neither the Reporting Person nor any other person named in Item 2 above has any plans or proposals that relate to or would result in any of the following:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person anticipates that (i) it will make additional purchases of Common Units in the open market and in privately negotiated off-market transactions and that it will transfer some of its owned Common Units to subsidiaries and affiliates from time to time, and (ii) from time to time, the other persons named in Item 2 may acquire or dispose of Common Units in the open market and in privately negotiated off-market transactions and may make or receive gifts or distributions of Common Units;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2011, there were 35,279,778 Common Units outstanding at February 18, 2011. The percentages herein were derived from this amount. The Subordinated Units discussed in this Item 5 refer to units issued by the Issuer that were converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010. For more information on the subordinated units, see the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., as amended, which is attached as Exhibits B, C and D to this Schedule 13D.
(a) and (b) The Heritage Group beneficially owns 9,782,209 Common Units directly and with sole voting and dispositive power, representing 27.7% of all Common Units outstanding at February 18, 2011. The Heritage Group also may be deemed to beneficially own 1,200,000 Common Units indirectly, by virtue of having sole voting and dispositive power over these Common Units as the Manager of the manager-managed limited liability company that owns the Common Units, The Heritage Group Investment Company, LLC. These Common Units represent 3.4% of all Common Units outstanding at February 18, 2011. The Heritage Group also may be deemed to beneficially own 885,294 Common Units owned by Calumet, Incorporated, a corporation in which the Reporting Person has an indirect interest, and over which units The Heritage Group could be deemed to have shared voting and dispositive power. These Common Units represent 2.5% of all Common Units outstanding at February 18, 2011. Together, these interests represent 33.6% of all Common Units outstanding at February 18, 2011.
In addition to the Common Units owned by The Heritage Group, the following trusts own the following number of Common Units directly:

Trust	Number of Common Units
Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue) (“Trust No. 106”)	989,902
Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973 (“1973 Trust”)	989,902

Each trust that owns Common Units, each of which acts through the majority vote of the General Partner Trustees identified in Item 2, has sole power to vote or to direct the vote of the securities, and the sole power to dispose or to direct the disposition of the securities.
(c) On February 14, 2011, the Issuer satisfied the last of the earnings and distributions tests contained in the Partnership Agreement for the conversion of all of the outstanding subordinated units of the Issuer into Common Units on a one-for-one basis. The last of these requirements was met upon the Issuer’s payment of the quarterly distribution paid on February 14, 2011. Two days following this quarterly distribution to unitholders, or February 16, 2011, all of the outstanding subordinated units of the Issuer converted to common units on a one-for-one basis. As a result, on February 16, 2011, all of the 6,581,373 subordinated units, 832,803 subordinated units, 1,342,401 subordinated units (614,417 subordinated units of which are beneficially owned by the Reporting Person), 648,825 subordinated units and 648,825 subordinated units held by the Reporting Person, The Heritage Group Investment Company, LLC, Calumet, Incorporated, Trust No. 106 and 1973 Trust, respectively, converted into Common Units on a one-for-one basis (the “Conversion”).
Except for the Conversion and the recent transactions described in Exhibit E filed with this Schedule 13D and incorporated herein by this reference, neither the Reporting Person nor any other person named in Item 2 above has effected any transactions in the Common Units during the past 60 days.
(d) The beneficiaries of the grantor trusts described in Item 2, for whose benefit the General Partner Trustees manage the Reporting Person, are entitled to receive any dividends or proceeds from the securities.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As described in Item 2, Fred M. Fehsenfeld, Jr. serves as Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer. He also serves on the Compensation Committee of the Issuer. He is related to all the other Trustees who manage the Reporting Person in the manner described below.
William S. Fehsenfeld is a Director of the Issuer and is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.
Nicholas J. Rutigliano is a Director of the Issuer and is the brother-in-law of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.
James C. Fehsenfeld and Fred M. Fehsenfeld, Jr. are brothers.
Amy M. Schumacher is the daughter of Fred M. Fehsenfeld, Jr. and the niece of James C. Fehsenfeld and Nicholas J. Rutigliano.
The Reporting Person and certain of the Trustees who manage the Reporting Person engage in various business relationships with the Issuer, as described more fully in Item 13 of the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2011, but they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Units.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
A.	The Heritage Group General Partner Trusts (filed herewith).

B.
First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.
Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.	Recent Transactions (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2011

THE HERITAGE GROUP
By:	/s/ John P. Vercruysse
	Name:	John P. Vercruysse
	Title:	Controller (Chief Financial Officer)

EXHIBIT INDEX

A.	The Heritage Group General Partner Trusts (filed herewith).

B.	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.	Recent Transactions (filed herewith).

EXHIBIT A
THE HERITAGE GROUP GENERAL PARTNER TRUSTS
Business Address: 5400 W. 86th Street, Indianapolis, Indiana 46268
Maggie Fehsenfeld Trust No. 100, dated December 30, 1974 (for the benefit of Debra Ann Baker and her issue)
Maggie Fehsenfeld Trust No. 101, dated December 30, 1974 (for the benefit of Trina Lee Fehsenfeld and her issue)
Maggie Fehsenfeld Trust No. 102, dated December 30, 1974 (for the benefit of Mark Edgar Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 103, dated December 30, 1974 (for the benefit of Frank Stockdale Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 105, dated December 30, 1974 (for the benefit of James Cornelius Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)
Maggie Fehsenfeld Trust No. 107, dated December 30, 1974 (for the benefit of Judith Louise Fehsenfeld and her issue)
Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)
Maggie Fehsenfeld Trust No. 109, dated December 30, 1974 (for the benefit of Jo Anne Rutigliano and her issue)
Maggie Fehsenfeld Trust No. 110, dated December 30, 1974 (for the benefit of John Allen Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 111, dated December 30, 1974 (for the benefit of William S. Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 112, dated December 30, 1974 (for the benefit of Thomas V. Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 113, dated December 30, 1974 (for the benefit of Nancy F. Smith and her issue)
Maggie Fehsenfeld Trust No. 114, dated December 30, 1974 (for the benefit of Ruth Mary Fehsenfeld and her issue)
Irrevocable Intervivos Trust for the Benefit of Debra Ann Baker and her issue, dated December 1973
Irrevocable Intervivos Trust for the Benefit of Trina Lee Fehsenfeld and her issue, dated December 26, 1973
Irrevocable Intervivos Trust for the Benefit of Mark Edgar Fehsenfeld and his issue, dated December 26, 1973
Irrevocable Intervivos Trust for the Benefit of Frank Stockdale Fehsenfeld and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of James Cornelius Fehsenfeld and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Judith Louise Fehsenfeld and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Jo Anne Rutigliano and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of John Allen Fehsenfeld and his issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of William S. Fehsenfeld and his issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Thomas V. Fehsenfeld and his issue, Dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Nancy F. Smith and her issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Ruth Mary Fehsenfeld and her issue, dated December 24, 1973

EXHIBIT E
RECENT TRANSACTIONS

		Number of Units	Nature of	Acquisition Price
Unitholder	Transaction Date	Acquired	Transaction	Per Common Unit
Nicholas Rutigliano	12/31/10	2,595	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
Nicholas Rutigliano	1/22/11	556	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
Nicholas Rutigliano	2/14/11	665	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
Fred M. Fehsenfeld, Jr.	12/31/10	2,595	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
Fred M. Fehsenfeld, Jr.	1/22/11	270	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
Fred M. Fehsenfeld, Jr.	2/14/11	322	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00
William S. Fehsenfeld	12/31/11	2,595	Vesting of phantom units representing economic equivalent of a Common Unit	$00.00